UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              VIRGINIA GAS COMPANY
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    927814103
                   ------------------------------------------
                                 (CUSIP Number)

                     Lawrence E. Auriana, Chairman
                     The Kaufmann Fund, Inc.
                     140 East 45th Street, 43rd Floor NY, NY

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 26, 2000
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 927814103                                            Page 2 of 7 Pages
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Kaufmann Fund, Inc.                  ID No. 13-2605091
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------

         NUMBER OF SHARES           7.      SOLE VOTING POWER
         BENEFICIALLY OWNED
         BY EACH REPORTING                  593,000
         PERSON WITH               ---------------------------------------------
                                    8.      SHARED VOTING POWER

                                            None
                                   ---------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            593,000
                                   ---------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER

                                            None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         593,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.78%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IV
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 927814103                                            Page 3 of 7 Pages
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Edgemont Asset Management Corporation           ID No.  13-3336194
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------

         NUMBER OF SHARES           7.     SOLE VOTING POWER
         BENEFICIALLY OWNED
         BY EACH REPORTING                 None
         PERSON WITH               ---------------------------------------------
                                    8.     SHARED VOTING POWER

                                           593,000
                                   ---------------------------------------------
                                    9.     SOLE DISPOSITIVE POWER

                                           None
                                   ---------------------------------------------
                                   10.     SHARED DISPOSITIVE POWER

                                           593,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         593,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.78%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 42220K101                                            Page 4 of 7 Pages
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Lawrence E. Auriana
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------

         NUMBER OF SHARES                    7.      SOLE VOTING POWER
         BENEFICIALLY OWNED
         BY EACH REPORTING                           244,200
         PERSON WITH                        ------------------------------------
                                             8.      SHARED VOTING POWER

                                                     593,000
                                            ------------------------------------
                                             9.      SOLE DISPOSITIVE POWER

                                                     244,200
                                            ------------------------------------
                                            10.      SHARED DISPOSITIVE POWER

                                                     593,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         837,200
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.001 ("Common Stock"), of VIRGINIA GAS COMPANY (the "Issuer"). The principal executive offices of the Issuer are located at 200 East Main Street, Abingdon, VA 24210.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement ("Reporting Persons") are The Kaufmann Fund, Inc., a Maryland corporation, Edgemont Asset Management Corporation, a New York Corporation ("Edgemont"), and Lawrence E. Auriana, a controlling shareholder of Edgemont. The principal office or business address of each Reporting Person is 140 E. 45th Street, 43rd Floor, New York, New York 10017. The principal business of The Kaufmann Fund is investing in securities as an open-end investment company, and the principal business of Edgemont is providing management and investment advisory services to The Kaufmann Fund. Mr. Auriana's principal occupation is serving as Chairman of The Kaufmann Fund and President of Edgemont. Mr. Auriana is a U.S. citizen.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     The funds used by The Kaufmann Fund to acquire the Common Stock came from the Fund's working capital, and the funds used by Lawrence Auriana to acquire his holdings of the Common Stock came from his personal assets.

ITEM 4.   PURPOSE OF TRANSACTION

     The Kaufmann Fund acquired its shares of the Common Stock in the ordinary course of business for investment purposes. Mr. Auriana acquired his personal holdings of the Common Stock for investment purposes. On August 19, 1999, The Kaufmann Fund filed a Schedule 13G pursuant to Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(e)(i). The Reporting Persons are currently evaluating possible courses of action they might take with respect to their interests in the Issuer's Common Stock. They have not yet made any decisions about such courses of action. The Reporting Persons will consider a variety of factors in determining their courses of action including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the Issuer's industries generally, other business opportunities available to the Reporting Persons and other developments with respect to the business of the Reporting Persons, general economic conditions and monetary and stock market conditions, including the market price of the Common Stock. The Reporting Persons will consider the feasibility and advisability of various alternative courses of action, and the Reporting Persons reserve the right (i) to hold their shares of Common Stock as passive investors or as active investors (whether or not as a member of a group with other beneficial owners of the Common Stock or otherwise), (ii) to form a group with other beneficial owners of Common Stock,
(iii) to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iv) to dispose of all or part of their holdings of Common Stock, (v) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4, or (vi) to change their intention with respect to any or all of the matters referred to in this Item 4.

     Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system or a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, The Kaufmann Fund beneficially owns, and Edgemont and Mr. Auriana are deemed to beneficially own, 593,000 shares of the Common Stock of the Issuer, representing approximately 10.78% of the Common Stock currently outstanding. Additionally, Mr. Auriana personally owns another 244,200 shares of the Common Stock outstanding, which makes him a beneficial owner in the aggregate of 4.43% of the Common Stock currently outstanding.

     (b) The Kaufmann Fund has sole voting and dispositive power with respect to 593,000 shares of the Common Stock. Each of Edgemont and Mr. Auriana have shared voting and dispositive power with respect to the Fund's 593,000 shares of the Common Stock. Mr. Auriana has sole voting and dispositive power with respect to 244,200 shares.

     (c) None of The Kaufmann Fund, Edgemont or Mr. Auriana have effected transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          (a)   Joint Filing Agreement

                                    SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2000

                                   The Kaufmann Fund, Inc.

                                   By: /s/ Hans P. Utsch
                                       ---------------------------------
                                       Hans P. Utsch, President

                                   Edgemont Asset Management Corporation

                                   By: /s/ Lawrence E. Auriana
                                       ---------------------------------
                                       Lawrence E. Auriana, President

                                   /s/ Lawrence E. Auriana
                                   -------------------------------------
                                   Lawrence E. Auriana